Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

FOR IMMEDIATE RELEASE

CFR Pharmaceuticals S.A.

(Incorporated in the Republic of Chile)

Chilean Tax ID: 76,116,242-K

Securities Regulation Registry number: 1067

Share code: CFR ISIN: CL0001762831

ANNOUNCEMENT OF A FIRM INTENTION BY CFR PHARMACEUTICALS TO ACQUIRE 100% OF THE ISSUED SHARE CAPITAL OF ADCOCK INGRAM BY WAY OF A SCHEME OF ARRANGEMENT

Santiago, Chile. 15 November 2013 (GLOBE NEWSWIRE) --- CFR Pharmaceuticals S.A. (SSE: CFR), the Chilean multinational emerging markets pharmaceutical company, leader in specialities and prescription medicines, today issued a firm intention announcement (“FIA”) to acquire 100% of the issued share capital (excluding the Bophelo Scheme Shares and the Treasury Shares) of Adcock Ingram Holdings Limited (“Adcock Ingram”), the South Africa pharmaceutical company, for a total consideration of approximately US$1.26 billion (“Acquisition”). Terms not defined herein have the meaning attributed to them in the FIA.

Mr. Alejandro Weinstein, chief executive officer of CFR, said: “We are pleased with the favorable support from Adcock Ingram’s independent board, stakeholders and key international partners. We are excited about the proposed combination of Adcock Ingram and CFR, which will create a pan-emerging markets pharmaceutical company with dual listings in Santiago, Chile and Johannesburg, South Africa.“

“The combined businesses have the potential to become a uniquely diversified emerging markets pharmaceutical company, generating strong growth through significant synergies, including access to high-growth frontier markets, an expanded manufacturing footprint with presence in four continents, strong brands and world-class manufacturing facilities,” Weinstein added.

The FIA sets out the basis on which CFR will, subject to the fulfilment or waiver of certain conditions, conduct the Acquisition by way of a scheme of arrangement (“Scheme”).

The full FIA, including a detailed description of the Scheme Consideration, is available for download on CFR’s website:

http://www.cfr-corp.com/wp-content/uploads/CFR_FIRM_INTENTION_ANNOUNCEMENT_TO_ACQUIRE_ADCOCK_INGRAM.pdf

Enquiries

Deneb Schiele

Head of Investor Relations

Phone +562 2350 5320

Email dschiele@cfr-corp.com

Media contact

Amelia Soares

College Hill South Africa

Phone: +27 11 447 3030

Email: Amelia.soares@collegehill.co.za

About CFR

CFR Pharmaceuticals S.A. ("CFR Pharmaceuticals" or "CFR") is a multinational pharmaceutical corporation with a leading position in Latin America and operations in 15 countries in that region. It is the leading pharmaceutical company in Chile, Colombia and Peru, and also has presence in Vietnam, Canada and the United Kingdom, focusing on the research, development, production and sale of branded specialty pharmaceutical products, complex Injectables, and OTC products. CFR has its origins in 1922 and it was listed on the Santiago Stock Exchange in 2011 on a successful IPO –more than ten times oversubscribed– becoming the only publicly traded pan-Latin American pharmaceutical company. CFR has a market capitalization of US$2 billion, employs over 7,000 people including 2,000 sales representatives. CFR's growth strategy focuses on markets in the Americas, Europe and Asia with expansion plans into emerging markets with high growth potential

GOVERNING LAW AND JURISDICTION

The Scheme is governed by the laws of South Africa. Each of CFR and Adcock Ingram has consented to the non-exclusive jurisdiction of the South Gauteng High Court, Johannesburg.

Neither this press release nor the FIA are intended to, and do not, constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. Neither this press release nor the FIA constitute a prospectus or a prospectus equivalent document. Investors are advised to read carefully any formal documentation in relation to the Scheme. The Scheme will be made solely through a circular, which will contain the full terms and conditions of the Scheme. Any decision to accept the Scheme or other response to the proposals should be made only on the basis of the information contained in the circular containing the Scheme.

This press release and the FIA are made in connection an offer for the securities of a South African company by means of the Scheme. The offer is subject to disclosure requirements under South African law that are different from those of the United States and Chile. Financial statements included in the Scheme or the related prospectus have been prepared in accordance with South African accounting standards that may not be comparable to the financial statements of United States or Chilean companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since Adcock Ingram is located in South Africa, all of its officers and directors reside outside of the United States. You may not be able to sue Adcock Ingram or its officers or directors in a foreign court, including South African courts, for violations of the Unites States securities laws. It may be difficult to compel Adcock Ingram and its affiliates to subject themselves to a United States court's judgment.

You should be aware that CFR may purchase ordinary shares of Adcock Ingram otherwise than under the offer, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This press release and the FIA include forward-looking statements with respect to the financial condition, results of operations and businesses of CFR and Adcock Ingram and certain plans and objectives of the boards of CFR and Adcock Ingram with respect to them. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “will”, “may”, “should”, “would”, “could”, or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of CFR and Adcock Ingram in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks and uncertainties include, among others, the risk that the Scheme is not completed, including the risk that required shareholder and regulatory approvals for the Scheme may not be obtained; diversion of management’s attention away from other business concerns; the risks associated with the development, generally, of the combined company’s overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services; and the other risks set forth in the prospectus related to the Scheme. The combined company may not successfully integrate the operations of CFR and Adcock Ingram in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the Scheme.